Centene Corporation

7700 Forsyth Boulevard

St. Louis, Missouri 63105

Tel. (314) 725-4477 Fax (314) 725-5180

September 17, 2015

VIA COURIER AND BY EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Centene Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed September 17, 2015
File No. 333-206463
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Riedler:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Centene Corporation (“Centene”) requests that the effectiveness of the Registration Statement on Form S-4, as amended, (File No. 333-206463) (the “Registration Statement”) be accelerated such that it be declared effective as of 4:15 p.m., Eastern Time, on September 21, 2015, or as soon thereafter as practicable.

Centene acknowledges that the disclosure in the Registration Statement is the responsibility of Centene. Centene represents to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Centene from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	Centene will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jeremy D. London or Kyle T. Seifried, each of Skadden, Arps, Slate, Meagher & Flom LLP, at (202) 371-7535 or (212) 735-3457, respectively, with any questions you may have concerning this request. In addition, please notify Mr. London or Mr. Seifried when the request for acceleration has been granted.

* * * * *

Sincerely,

CENTENE CORPORATION

By:	/s/ Keith H. Williamson
Name:	Keith H. Williamson
Title:	Executive Vice President, General Counsel and Secretary